FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	June10, 2009

Forbes Medi-Tech Announces Pharmavite Contract Renewal

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced it has extended its supply and licensing contract with Pharmavite LLC until mid 2010 for the continued sale of Reducol™, the branded cholesterol lowering ingredient in one of Pharmavite’s leading line of dietary supplements, Nature Made® CholestOff™ and CholestOff™ Complete™. The license is exclusive to Pharmavite LLC for distribution and sales in Food, Drug and Mass Merchandiser outlets.

 “Since the initial product launch in 2001, the Nature Made® CholestOff™ product line has grown significantly, establishing a strong position in the U.S. ‘heart health’ dietary supplement market,” said Laura Wessman, Senior Vice President, Operations at Forbes.

“We are pleased to maintain this relationship and anticipate that Pharmavite will continue to build awareness and sales of CholestOff™ products,” added Ms. Wessman.

CholestOff™ and CholestOff™ Complete™ are available in 60-count and 120-count caplet bottles. For more information on CholestOff™ products, visit www.cholestoff.com. For more information on Reducol, visit www.reducol.com

About Pharmavite LLC

For more than 30 years, Pharmavite has earned and maintained the trust of pharmacists, consumers, and retailers by manufacturing high-quality vitamins, minerals, herbs and other dietary supplements that are safe, effective and science-based. As an industry leader, Pharmavite adheres to manufacturing standards recommended by the United States Pharmacopeia (USP), a not-for-profit organization that has set pharmaceutical and dietary supplement quality standards since 1820. In addition, Pharmavite participates in USP’s Verification Program for dietary supplements. The dietary supplement industry is regulated by the U.S. Food and Drug Administration and the Federal Trade Commission, as well as by government agencies in each of the 50 states. For more information please visit www.pharmavite.com.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Nature Made® is a registered trademark of Pharmavite LLC.

Pharmavite™, CholestOff™, and CholestOff™ Complete™ are trademarks of Pharmavite LLC.

Contact:

David Goold

Chief Financial Officer

Phone: (604) 681-8976 ext. 239

E-mail: ir@forbesmedi.com

Forward Looking Statements

Forbes Medi-Tech ("Forbes" or the "Company") has relied solely on Pharmavite LLC for the information about Pharmavite™, Nature Made®, CholestOff™ and CholestOff™ Complete™ provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility or liability for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of such websites. This News Release contains forward-looking statements and information about Pharmavite's agreement with the Company, Reducol™ and CholestOff™ products, and the Company’s expectation that Pharmavite will continue to build awareness and sales of CholestOff™ products.  Forward-looking statements and information can be identified by the use of forward-looking terminology such as "mid 2010”, “maintain”, “anticipate”, “extended" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including the Company's reliance on Pharmavite for performance; the Company's need for additional funding to continue operations;  the Company’s ability to attract and retain key personnel; changes in business strategy or plans by either the Company or Pharmavite; intellectual property risks; exchange rate fluctuations; and other risks applicable to both the Company and to Pharmavite including without limitation, industry and government regulation; manufacturing risks, marketing risks, product liability and insurance risks, the effect of competition, the effect of global economic conditions, and the risk of unknown side effects.  Such risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Report on Form 20-F, and latest MD&A and other reports, filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. SEC at www.sec.gov/edgar.shtml. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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